UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

AMCI Acquisition Corp. II

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

00166R 100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 00166R 100

1	NAME OF REPORTING PERSON AMCI Group, LLC Series 35
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,390,895 (1)(2)(3)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,390,895 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,390,895 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4% (4)
12	TYPE OF REPORTING PERSON OO

(1)	The securities are held directly by AMCI Group, LLC Series 35 (“Series 35”). Hans J. Mende is the chairman of Series 35 and has voting and investment discretion with respect to the securities held by Series 35.

(2)	Series 35 owns 1,390,895 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer, which are convertible for shares of the Issuer’s Class A common stock par value $0.0001 per share (the “Class A Common Stock”) as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-253107) (the “Registration Statement”) and have no expiration date.

(3)	Excludes 3,500,000 shares of Class A Common Stock issuable upon the exercise of 3,500,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A Common Stockat $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Registration Statement.

(4)	Based on 15,000,000 shares of Class A Common Stock and 3,750,000 shares of Class B Common Stock outstanding as of November 22, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q (the “Form 10-Q”), filed with the U.S. Securities and Exchange Commission on November 22, 2021.

CUSIP No. 00166R 100

1	NAME OF REPORTING PERSON Hans J. Mende
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,390,895 (1)(2)(3)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,390,895 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,390,895 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4% (4)
12	TYPE OF REPORTING PERSON IN

(1)	The securities are held directly by Series 35. Hans J. Mende is the chairman of Series 35 and has voting and investment discretion with respect to the securities held by Series 35.

(2)	The Sponsor owns 1,390,895 shares of Class B Common Stock of the Issuer, which are convertible for the Issuer’s shares of Class A Common Stock as described under the heading “Description of Securities” in the Registration Statement and have no expiration date.

(3)	Excludes 3,500,000 shares of Class A Common Stock issuable upon the exercise of 3,500,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Registration Statement.

(4)	Based on 15,000,000 shares of Class A Common Stock and 3,750,000 shares of Class B Common Stock outstanding as of November 22, 2021, as reported on the Form 10-Q.

Item 1(a). Name of Issuer:

AMCI Acquisition Corp. II

Item 1(b). Address of Issuer’s Principal Executive Offices:

600 Steamboat Road

Greenwich, Connecticut 06830

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. AMCI Group, LLC Series 35

2. Hans J. Mende

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

600 Steamboat Road

Greenwich, Connecticut 06830

Item 2(c). Citizenship:

See response to Item 4 on the cover page.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

00166R 100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

AMCI GROUP, LLC SERIES 35

By:	/s/ Hans J. Mende
Name:	Hans J. Mende
Title:	Chairman

HANS J. MENDE

/s/ Hans J. Mende
Name: Hans J. Mende

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of February 14 2022, by and between AMCI Group, LLC Series 35 and Hans J. Mende.

JOINT FILING AGREEMENT

This joint filing agreement (this “Agreement”) is made and entered into as of this 14th day of February 2022, by and between AMCI Group, LLC, Series 35 and Hans J. Mende.

The parties to this Agreement hereby acknowledge and agree that the foregoing statement on Schedule 13G in respect of the shares of Class A common stock, par value $0.0001 per share, of AMCI Acquisition Corp. II is filed on behalf of each of the parties to this Agreement and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The parties to this Agreement acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

AMCI GROUP, LLC SERIES 35

By:	/s/ Hans J. Mende
Name:	Hans J. Mende
Title:	Chairman

HANS J. MENDE

/s/ Hans J. Mende
Name: Hans J. Mende